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                           August 9, 2021

       Ozan Pamir
       Chief Financial Officer
       180 Life Sciences Corp.
       3000 El Camino Real, Bldg. 4, Suite 200
       Palo Alto, CA 94306

                                                        Re: 180 Life Sciences
Corp.
                                                            Post-Effective
Amendment No. 1 to Form S-1
                                                            Filed August 2,
2021
                                                            File No. 333-249539

       Dear Mr. Pamir:

                                                        We have reviewed your
post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment No. 1

       General

   1. We note that the Form S-1 declared effective on November 2, 2020 registered the resale of 9,108,836 shares of
common stock and that you seek to now register the resale of an additional 175,000
common shares via post-effective amendment. Please explain why you believe you are
able to do so in light of the general prohibition against adding securities by means of
a post-effective amendment contained in Securities
                                                        Act Rule 413(a). Refer
also to Securities Act Rules Compliance and Disclosure
                                                        Interpretation 210.01.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ozan Pamir
180 Life Sciences Corp.
August 9, 2021
Page 2

       Please contact Jessica Ansart at (202) 551-4511 or Laura Crotty at (202) 551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameOzan Pamir
                                                          Division of
Corporation Finance
Comapany Name180 Life Sciences Corp.
                                                          Office of Life
Sciences
August 9, 2021 Page 2
cc:       Michael Campoli
FirstName LastName